Filed pursuant to Rule 433
Registration Statements Nos. 333-163665 and 333-163665-01
Relating to Preliminary Prospectus Supplement dated
December 1, 2011
Pricing Term Sheet
A preliminary prospectus supplement of Petrobras International Finance Company accompanies this free writing prospectus and is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras International Finance Company

Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo Brasileiro S.A. — Petrobras

Form:	Senior Unsecured Notes

Offering:	SEC-Registered

Currency:	Euros (“€”)

Principal Amount:	€1,250,000,000

Maturity:	March 7, 2018

Coupon Rate:	4.875%

Interest Basis:	Payable annually on March 7

Day Count:	Actual/Actual

First Interest Payment Date:	March 7, 2012 (short first coupon)

Gross Proceeds:	€1,237,762,500

Issue Price:	99.021% (MS + 285 bps)

Government Benchmark:	DBR 4.000% due January 4, 2018

Benchmark Price:	115.258%

Benchmark Yield:	1.367%

Spread to Benchmark:	369.9bps

Yield to Investors:	5.066%

Make-Whole Call Spread:	+55bps

Pricing Date:	December 1, 2011

Settlement Date:	December 9, 2011 (T+6)

Listing:	Application has been made to admit the Notes to listing on the official list of the Luxembourg Stock Exchange and trading on the Euro MTF market

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Common Code:	071697924

ISIN:	XS0716979249

Joint Bookrunners:	Banco Bradesco BBI S.A.
Banco Santander, S.A.
BB Securities Ltd.
Crédit Agricole Corporate and Investment Bank
Deutsche Bank AG, London Branch
HSBC Securities (USA) Inc.

Co-Managers:	Banca IMI S.p.A. Mitsubishi UFJ Securities International plc
The expenses of the offering, excluding the underwriting discount, are estimated to be U.S.$500,000 and will be borne by PifCo.
The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of the prospectus supplement and to dealers at that price less a selling concession not in excess of 0.25% of the principal amount of the notes. After the initial public offering of the notes, the public offering price and concession and discount to dealers may be changed.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Banco Bradesco BBI S.A. collect at 1-212-888-9145, Banco Santander, S.A. collect at 44-20-7756-4380, BB Securities Ltd. collect at 44-20-7367-5800, Crédit Agricole Corporate and Investment Bank toll-free at 1-866-807-6030, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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